Haymaker Acquisition Corp. II

650 Fifth Avenue

Floor 10

New York, NY 10019

June 3, 2019

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention: Jennifer O’Brien

Re:	Haymaker Acquisition Corp. II
Registration Statement on Form S-1
Filed May 20, 2019, as amended
File No. 333-231617

Dear Ms. O’Brien:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Haymaker Acquisition Corp. II hereby requests acceleration of effectiveness of the above referenced Registration Statement so that it will become effective at 4:00 p.m. EST on Wednesday, June 5, 2019, or as soon as thereafter practicable.

Very truly yours,

/s/ Steven J. Heyer
Steven J. Heyer
Chief Executive Officer
cc:	Ellenoff Grossman & Schole LLP
Graubard Miller